Exhibit (a)(1)(J)
FORM OF REMINDER E-MAIL TO ELIGIBLE OPTIONHOLDERS

Date:
To:	Eligible Optionholders
From:	Unica Corporation
Re:	Reminder About Exchange Offer
The exchange offer for all eligible option grants is currently open and available to all eligible optionholders. As previously communicated, the exchange is scheduled to close at 8:00 p.m., Eastern Time, on February 26, 2009. Remember, if you wish to participate and have not done so already, you must ensure that we receive your properly completed and signed Election Form before 8:00 p.m., Eastern Time, on February 26, 2009.
You should direct questions about the exchange offer or requests for assistance (including requests for additional or paper copies of the exchange offer, the Election Form or other documents relating to this exchange offer) to Ashwin Chase, at 170 Tracer Lane, Waltham, Massachusetts 02451 or by calling (781) 487-8696 or sending an email to achase@unica.com.